



Theresia R. R 05008530
Director, Inve... ... & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

SUPPL

May 16, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA



Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of filed documents of the Company as follows:

- the Company's 2005 First Quarter Release dated May 11, 2005;
- the Company's Management's Discussion and Analysis of the 2005 First Quarter Results;
- the Chief Executive Officer's Certification of Interim Filings for the period ended March 31, 2005;
- the Chief Financial Officer's Certification of Interim Filings for the period ended March 31, 2005; and,
- the Report of Voting Results of the Company, dated May 11, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

/encl.

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)





2005 First Quarter Release and May 2005 Cash Distribution Notice

TSX: SPF.UN *May 11, 2005*

Q1 Highlights

Q1 Distributable cash flow reaches $63.7 million, up 5% over first quarter last year:

- Stable returns from Superior Propane and ERCO Worldwide; and
- Strong performance by Winroc partially offset by soft results from Superior Energy Management.

Acquisitions by Superior Propane, Winroc and ERCO Worldwide provide diversified value growth.

May 2005 regular distribution declared of $0.20 per trust unit or $2.40 annualized.

Distributable Cash Flow Per Trust Unit


$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$2.51
$0.83
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
2005 Q1

(1) One time Management Internalization timing effect

(millions of dollars except per trust unit amounts)	Three Months Ended March 31 2005	2004 (1)
Financial		
Operating distributable cash flow		
Superior Propane	44.2	44.3
ERCO Worldwide	22.0	21.8
Winroc	4.4	–
Superior Energy Management	1.6	2.4
	72.2	68.5
Corporate costs	(1.4)	(0.6)
Interest	(7.1)	(7.4)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	63.7	60.5
Distributable cash flow per trust unit outstanding	$0.83	$0.86
Average number of trust units outstanding (millions)	76.5	70.4
Operating		
Litres of retail propane sold (millions of litres)	485	514
Propane retail sales margin (cents per litre)	16.5	15.8
Total chemical sales (thousands of metric tonnes "MT")	164	155
Average chemical selling price (dollars per MT)	551	563
Gigajoules ("GJ") of natural gas sold (millions)	8.7	6.5
Natural gas sales margin (cents per GJ)	38.6	56.6

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs (See Note 2(b) to the Interim Consolidated Financial Statements).

Q1 Earnings Highlights:

- Distributable cash flow per trust unit at $0.83, down 3% over Q1 last year, impacted by 9% growth in average number of trust units outstanding.
- Increase in trust units due to conversion of debentures which strengthens the balance sheet.

Major Q1 and Current Events Driving Value Growth:

- Superior Propane acquired Foster Energy, a North American natural gas liquids wholesale marketer, in February 2005.
- Winroc acquired Leon's, Ontario's largest distributor of insulation, drywall and associated products in April, 2005.
- ERCO Worldwide to acquire Occidental Chemical's chloralkali business in Port Edwards, Wisconsin, diversifying its product line into potassium products.

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before natural gas customer acquisition costs and changes in working capital, less the amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. See Note 1 to the Interim Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of May 2005 of $0.20 (20.0 cents) per trust unit, payable on June 15, 2005, to unitholders of record at the close of business on May 31, 2005. The ex-distribution date will be May 27, 2005. For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0538 and other income of $0.1462 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Recent Appointments

With the increasing growth and success of the Fund, Superior Plus has recently appointed John D. Gleason, B. Comm., CA, MBA, as Senior Vice-President, Corporate Development. Mr. Gleason has extensive experience in merger and acquisition activities and will be responsible for all business development initiatives to further the objectives and diversification strategy at Superior Plus.

Management's Discussion and Analysis of 2005 First Quarter Results

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2004.

First Quarter Results

First quarter distributable cash flow reached $63.7 million, an increase of $3.2 million (5%) over the prior year period. Contributions from the acquisition of Winroc in June 2004, were partially offset by lower natural gas sales margins at Superior Energy Management and increased corporate costs.

Distributable cash flow per trust unit was $0.83 for the quarter, down $0.03 per trust unit from the prior year period as the increase in distributable cash flow was more than offset by a 9% increase in the average number of trust units outstanding. The conversion of convertible debentures into trust units has contributed to the increase in trust units outstanding and continues to strengthen the Fund's balance sheet.

Net earnings for the first quarter were $41.5 million, an increase of $4.5 million (12%) over the prior year period, due to the same reasons that contributed to the increase in distributable cash flow.

Superior Propane

Superior Propane generated operating distributable cash flow of $44.2 million, comparable to the prior year period, as improved propane sales margins and contributions from the Superior Gas Liquids ("SGL") wholesale marketing business (previously Foster Energy) acquired on February 2, 2005, were offset by lower propane sales volumes and higher fuel delivery costs. Condensed operating results for the three months ended March 31, 2005 and 2004 are provided in the following table:

	Three Months Ended March 31			
(millions of dollars except per litre amounts)	**2005**		2004	
Gross Profit		¢/litre		¢/litre
Propane sales	80.1	16.5	81.1	15.8
Other services	12.5	2.6	10.0	1.9
Total Gross Profit	92.6	19.1	91.1	17.7
Less: Cash operating, admin & cash tax costs	(47.9)	(9.9)	(46.2)	(9.0)
Cash generated from operations before changes in working capital	44.7	9.2	44.9	8.7
Maintenance capital expenditures, net	(0.5)	(0.1)	(0.6)	(0.1)
Operating Distributable Cash Flow	44.2	9.1	44.3	8.6
Propane retail volumes sold *(millions of litres)*	485		514	

Propane sales gross profit was $80.1 million, down $1.0 million from the prior year period, as the impact of a 6% decline (29 million litres) in sales volumes was partially offset by a 4% improvement in sales margins. Heating sales volumes declined by 5% (12 million litres) and were generally impacted by customer conservation in response to a 12% increase in average wholesale propane costs over the prior year period. Heating degree days experienced across Canada during the first quarter were comparable to the prior year period and were 1% warmer than the last five year average. Industrial sales volumes declined by 4% (9 million litres) due to the loss of a few large volume, low margin customers during 2004. Auto propane sales volumes declined by 18% (8 million litres) consistent with decline trends of the auto propane market. Propane sales margins averaged 16.5 cents per litre, reflecting improved margin performance for all end use applications over the prior year period. Other sales gross profit reached $12.5 million in the first quarter, an increase of $2.5 million over the prior year period due to higher premiums realized from fixed price sales programs and $0.9 million generated from SGL.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2005		2004			**2005**		2004	
End Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Regions:**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	77	24.7	80	24.8	Atlantic	38	10.4	38	10.3
Commercial	124	23.8	131	24.4	Quebec	82	15.2	91	15.1
Agricultural	33	3.5	35	3.5	Ontario	118	27.6	123	27.0
Industrial	214	23.4	223	23.4	Sask/Man	81	9.6	79	8.9
Automotive	37	4.7	45	5.0	AB/NWT/YK	103	17.8	117	18.6
Other Services	–	12.5	–	10.0	BC	63	12.0	66	11.2
	485	92.6	514	91.1		485	92.6	514	91.1
Average Margin[3]	16.5		15.8			16.5		15.8	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $47.9 million increased by 4% ($1.7 million) over the prior year period due to higher fuel delivery and equipment maintenance expenses. Maintenance capital expenses of $0.5 million were comparable to the prior year period.

SGL, a North American natural gas liquids wholesale marketing business, was acquired on February 2, 2005, for consideration of $25.6 million. This acquisition enhances Superior Propane's profitability, strengthens it supply and logistics capabilities, and increases its exposure to the retail propane market in the United States. The acquisition cost is considered to be growth capital in nature and has been included in "other capital expenditures" on the Interim Consolidated Statement of Cash Flows and is excluded from the calculation of distributable cash flow.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $22.0 million, comparable to the prior year period, as the impact of higher sodium chlorate sales volumes and prices was offset by increased electrical costs. Condensed operating results for the three months ended March 31, 2005 and 2004 are provided below:

	Three Months Ended March 31			
(millions of dollars except per metric tonne amounts)	**2005**		2004	
Revenue		$ per MT		$ per MT
Chemicals	90.4	551	87.3	563
Technology	5.9	36	10.0	64
Cost of Sales				
Chemicals	(47.4)	(289)	(44.0)	(283)
Technology	(2.8)	(17)	(6.7)	(43)
Gross Profit	46.1	281	46.6	301
Less: Cash operating, admin. & cash tax costs	(23.2)	(141)	(24.2)	(156)
Cash generated from operations before changes in working capital	22.9	140	22.4	145
Maintenance capital expenditures	(0.9)	(6)	(0.6)	(4)
Operating Distributable Cash Flow	22.0	134	21.8	141
Chemical volumes sold (thousands of metric tonnes)	164		155	

Chemical sales gross profit of $43.0 million was comparable to the prior year period. Average chemical revenue per tonne declined by 2% to $551 per tonne as a result of exiting the calcium hypochlorite business in the third quarter of 2004 in favour of production and sale of lower priced chloralkali products. Chemical cost of sales increased by 2% to $289 per tonne as the impact of increased electricity rates was partially offset by the cessation of calcium hypochlorite production. Technology gross profit of $3.1 million was comparable to the prior year period.

Cash operating, administrative and tax costs were $23.2 million in the first quarter, down 4% ($1.0 million) from the prior year period due mainly to lower overhead costs associated with exiting the calcium hypochlorite business. Maintenance capital expenditures of $0.9 million were comparable to the prior year period.

Growth capital expenditures on the five year cell replacement program were $1.0 million during the first quarter ($13.2 million cumulatively). The project is approximately 50% complete and is anticipated to be completed over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency and have enabled ERCO Worldwide to qualify for a $5 million grant under BC Hydro's "Power Smart" program which will partially fund planned expenditures at its North Vancouver plant. Procurement and site permitting work continued at the $65 million sodium chlorate plant being constructed in Chile. The plant is scheduled to start up in mid-2006 to provide CMPC Celulosa S.A. with a long term sodium chlorate supply to its three pulp mills. Expenditures of $2.3 million were incurred during the quarter ($4.0 million cumulatively). Remaining construction costs are anticipated to be funded from existing term bank credit facilities.

On April 12, 2005, ERCO Worldwide announced that it had entered into an agreement with an affiliate of Occidental Chemical Corporation, to acquire its chloralkali business located at Port Edwards, Wisconsin at a cost of US$29.5 million on a debt free basis, subject to certain adjustments. The transaction is subject to certain closing conditions, including United States Federal Trade Commission approval, which is expected to be received by the end of the second quarter. The Port Edwards facility is the second largest producer of potassium products in North America and has a strong competitive position and track record of stable cash flow. The acquisition is expected to provide ERCO Worldwide with the opportunity to profitably leverage its chloralkali production and sales capability and diversify its product line into potassium products which are used in making agricultural chemicals, soaps, detergents, de-icing chemicals, and as an electrolyte in alkaline batteries.

Winroc

Winroc generated operating distributable cash flow of $4.4 million in the first quarter. Condensed operating results for the three months ended March 31, 2005 are provided below. For comparison purposes only, the 2004 prior year period results are also provided below and are not included in the Interim Consolidated Financial Statements, as the business was acquired on June 11, 2004.

	Three Months Ended	
(millions of dollars)	**2005**	2004
Distribution sales gross profit	20.9	17.9
Direct sales gross profit	0.8	0.8
Gross Profit	21.7	18.7
Less: Cash operating, administration & cash tax costs	(16.0)	(12.7)
Cash generated from operations before changes in working capital	5.7	6.0
Capital expenditures, net	(1.3)	(2.1)
Operating distributable cash flow	4.4	3.9

Operating distributable cash flow increased by 13% ($0.5 million) over the prior year period. Gross profit reached $21.7 million in the first quarter, an increase of 16% ($3.0 million) over the prior year period. Gross profit in the prior year period included a positive adjustment of $2.5 million related to 2003 purchase rebates. Higher sales volumes contributed to improved gross profit performance as drywall sales, which are an indicator of overall sales volumes, increased by 6%. Increased sales volumes were driven by the year over year increase in the number of distribution branches from 29 to 32 and the relocation of two branches to larger locations. Robust new home construction activity in the United States also contributed to the growth in sales. Improved sales margins contributed the remainder of the increase in gross profit.

Cash operating, administration and tax costs were $16.0 million in the quarter, an increase of 26% ($3.3 million) over the prior year period, due to increased overhead costs associated with the growth in Winroc's distribution network, higher variable delivery costs associated with the growth in sales volumes, and increased fuel costs. Maintenance capital expenditures were $1.3 million in the first quarter and were consistent with anticipated ongoing expenditure requirements. Expenditures in the prior year period of $2.1 million were increased to support pending distribution sales volume growth.

On April 11, 2005, Winroc announced the acquisition of Leon's Insulation Inc. and associated entities ("Leon's"), for $48.5 million on a debt free basis, subject to certain adjustments. Leon's was founded in 1956 and is Ontario's largest distributor of drywall, insulation and associated products. Its two distribution locations servicing the Greater Toronto Area, combined with the three Interior Building Supplies ("IBS") distribution locations in South Western Ontario acquired in December 2004, provide Winroc with a strong market presence in Ontario, which is the largest regional market in Canada.

Superior Energy Management ("SEM")

Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of the customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied. Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the three month periods ended March 31, 2005 and 2004 by $0.9 million and $0.4 million respectively as detailed below (See Note 2(b) to the Interim Consolidated Financial Statements):

	Three Months Ended March 31	
	2005	2004
Operating distributable cash flow, previous accounting policy	$ 0.7	$ 2.0
Capitalized customer acquisition costs	1.4	0.6
Amortization of capitalized costs	(0.5)	(0.2)
Operating distributable cash flow, new accounting policy	$ 1.6	$ 2.4

After giving retroactive effect to the change in accounting for customer acquisition costs, SEM's condensed operating results for the three months ended March 31, 2005 and 2004 are provided below:

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	**2005**		2004	
		¢ per GJ		¢ per GJ
Gross profit	3.4	38.6	3.7	56.6
Operating, & admin. costs (including amortization of customer acquisition costs)	(1.8)	(20.7)	(1.3)	(20.0)
Operating Distributable Cash Flow	1.6	17.9	2.4	36.6
Gigajoules of natural gas sold (millions)	8.7		6.5	

SEM generated operating distributable cash flow of $1.6 million in the first quarter, a decrease of $0.8 million from the prior year period. Sales margins in the first quarter averaged 38.6 cents per GJ, down 32% from the prior year period as high natural gas prices experienced since the fall of 2004, have compressed large volume, commercial/industrial fixed price margins and encouraged consumers in this segment to purchase their gas requirements on a floating rate basis. Residential and small commercial customer growth continued in the first quarter and contributed to the 34% year over year growth in sales volumes at attractive margins. Operating and administration costs increased by $0.5 million over the prior year period due to increased amortization of customer contract acquisition costs and higher overhead costs associated

with increased sales activity levels. The majority of fixed prices sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at March 31, 2005 was 32 months.

Corporate

Corporate costs were $1.4 million in the first quarter, an increase of $0.8 million from the prior year period. Costs in the prior year period were reduced by various expense adjustments. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to the prior year period, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense on revolving term bank credits and term loans was $5.2 million, an increase of $1.8 million over the prior year period due to increased borrowing levels used to finance growth capital expenditures. Interest on the Series 1 and Series 2, 8% Debentures totaled $1.9 million, down $2.1 million from the prior year period, due to the conversion of $111.7 million of Debentures into 5.7 million trust units since March 31, 2004.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $18.5 million from December 31, 2004 levels, as Superior Propane seasonally added $30.0 million of accounts receivable to its off-balance sheet trade accounts receivable sales program and physical propane inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $130.0 million at March 31, 2005 (March 31, 2004 - $125.0 million), compared to $100.0 million at December 31, 2004. As at March 31, 2005, Superior had undrawn revolving term bank lines of $150.8 million available to finance Winroc's $48.5 million acquisition of Leon's and ERCO Worldwide's US$29.5 million acquisition of the Port Edwards chloralkali facility that were announced subsequent to March 31, 2005. Superior plans to arrange during 2005, more permanent financing of its recent growth capital expenditures.

Superior's revolving term bank credits and term loans were $413.0 million at March 31, 2005, down $33.2 million from December 31, 2004 of which $30.0 million was financed from the increase in Superior's off-balance sheet accounts receivable sales program. The remaining decrease of $3.2 million was funded from cash flows from operations after payment of distributions to unitholders and financing growth capital expenditures.

Convertible Debentures of the Fund outstanding at March 31, 2005 were $98.1 million, down $18.0 million from December 31, 2004, due to the conversion of Series 1 and Series 2 Debentures into 0.9 million trust units during the first quarter.

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at March 31, 2005 was 2.2 times earnings before interest, taxes and amortization for the last 12 month period (including acquisitions on a proforma basis), calculated in accordance with its debt covenants (2.2 times at December 31, 2004). Including the Fund's Convertible Debentures, Superior's total leverage ratios improved from 2.7 times at December 31, 2004 to 2.6 times at March 31, 2005.

Unitholders' Capital

The weighted average number of trust units outstanding during the first quarter was 76.5 million trust units, an increase of 9% (6.1 million trust units) over the prior year period due to the Debenture conversions described previously and the issue of 0.4 million trust units resulting from the exercise of trust unit warrants during 2004.

As at March 31, 2005 and December 31, 2004, the following trust units, and securities convertible into trust units, were outstanding:

(millions)	**March 31, 2005** Convertible Securities	Trust Units	December 31, 2004 Convertible Securities	Trust Units
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$ 11.6**	**0.7**	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$ 86.9**	**4.4**	$102.6	5.1
Warrants (exercisable @ $20 per trust unit)	**3.1**	**3.1**	3.1	3.1
Trust units outstanding		**76.8**		75.9
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**85.0**		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $62.0 million source of future equity capital. In addition, as at March 31, 2005, there were 918,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $21.01 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current market price of the trust units.

Foreign Currency Hedging

SEM contracts a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar denominated debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar denominated debt acts as a balance sheet hedge against its US dollar denominated net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at March 31, 2005, SEM had hedged approximately 100% of its US dollar natural gas purchase obligations and ERCO Worldwide had hedged 86%, 86%, 38%, and 11% of its estimated US dollar revenue stream for 2005, 2006, 2007 and 2008 respectively, as shown in the table below. (See Note 7(i) to the Interim Consolidated Financial Statements).

(US$ millions)	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**Total**
SEM – US $ forward purchases	98.4	97.9	63.3	54.5	45.9	3.1	363.4
ERCO – US $ forward sales	(71.7)	(103.1)	(45.0)	(12.6)	–	–	(232.4)
Net US $ forward purchases/(sales)	26.7	(5.2)	18.3	41.9	45.9	3.1	130.7
SEM – Average US $ forward purchase rate	1.30	1.30	1.26	1.27	1.27	1.19	1.28
ERCO – Average US $ forward sales rate	1.37	1.29	1.25	1.23	–	–	1.30
Net average external US$/Cdn$ exchange rate	1.33	1.29	1.25	1.26	1.27	1.19	1.29

Quarterly Financial and Operating Information[1]

(millions of dollars except per trust unit amounts)	2005 Quarter	2004 Quarters				2003 Quarters		
	First	Fourth	Third	Second	First	Fourth	Third	Second[3]
Propane sales volumes (millions of litres)	485	438	290	302	514	467	298	318
Chemical sales volumes (thousands of metric tonnes)	164	170	163	161	155	165	138	132
Natural gas sales volumes (millions of GJs)	9	7	7	7	7	6	6	5
Gross profit	163.8	155.2	130.2	116.0	141.4	137.5	95.0	100.0
Net earnings (loss)	41.5	33.5	20.8	21.1	37.0	27.1	11.6	(88.0)
Per basic trust unit	$0.54	$0.45	$0.28	$0.29	$0.53	$0.39	$0.18	$(1.59)
Per diluted trust unit	$0.52	$0.44	$0.28	$0.29	$0.49	$0.40	$0.18	$(1.59)
Distributable cash flow	63.7	55.8	36.7	31.4	60.5	49.6	17.9	21.4
Per basic trust unit	$0.83	$0.73	$0.50	$0.44	$0.86	$0.72	$0.27	$0.39
Per diluted trust unit	$0.79	$0.69	$0.48	$0.42	$0.77	$0.68	$0.27	$0.38
Net working capital [2]	54.9	97.9	62.9	36.2	(3.8)	36.9	32.5	26.4

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs (See Note 2(b) to the Interim Consolidated Financial Statements).

(2) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(3) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management.

Outlook

In 2005, we anticipate distributable cash flow per trust unit to increase modestly from the $2.51 per trust unit generated in 2004. Increased distributable cash flow is anticipated from a full year's contribution from the acquisition of Winroc, combined with partial year contributions from Superior Propane's acquisition of the Superior Gas Liquids wholesale marketing business, Winroc's acquisitions of IBS and Leon's, and ERCO Worldwide's pending acquisition of the Port Edwards chloralkali facility. Increased distributable cash flow is expected to be partially offset by the dilutive impact of continued Debenture conversions and warrants exercised into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.com or contact:

Mark Schweitzer, Executive Vice-President
& Chief Financial Officer
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

Theresia Reisch, Director, Investor Relations
and Corporate Secretary
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

<u>Conference Call:</u> **Superior Plus will be holding a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2005 First Quarter Results on Thursday, May 12, 2005 at 9:00 a.m. (EST). To participate in the call, dial 1-800-814-4853. A recording of the call will be available for replay until midnight, May 19, 2005 by dialing 1-877-289-8525 and entering the pass code 21121449 followed by the # key.**

Internet users can listen to the call live, or as an archived call, which can be accessed through the "Events and Presentations" section of Superior's website at: www.superiorplus.com

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	March 31 2005	December 31 2004
Assets		(Restated – Note2(b))
Current Assets		
Accounts receivable (Note 4)	**147.9**	165.0
Inventories	**80.2**	93.6
	228.1	258.6
Property, plant and equipment	**729.6**	741.0
Intangible assets	**51.2**	49.9
Goodwill	**525.5**	502.6
	1,534.4	1,552.1
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**173.2**	160.7
Distributions payable to Unitholders and Debentureholders	**18.6**	17.0
	191.8	177.7
Revolving term bank credits and term loans	**413.0**	446.2
Convertible unsecured subordinated debentures (Note 5)	**98.1**	116.0
Future employee benefits	**18.6**	18.6
Future income tax liability	**127.2**	121.7
Total Liabilities	**848.7**	880.2
Unitholders' Equity		
Unitholders' capital (Note 6)	**1,139.9**	1,122.0
Retained earnings from operations	**303.8**	262.3
Accumulated distributions on trust unit equity	**(757.0)**	(711.1)
Deficit	**(453.2)**	(448.8)
Currency translation account	**(1.0)**	(1.3)
Total Unitholders' Equity	**685.7**	671.9
	1,534.4	1,552.1

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings and Deficit

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended March 31 2005	2004
		(Restated-Note 2(b))
Revenues	**512.1**	375.6
Cost of products sold	**348.3**	234.2
Gross profit	**163.8**	141.4
Expenses		
Operating and administrative	**89.1**	72.4
Amortization of property, plant and equipment	**18.0**	17.9
Amortization of intangible assets	**1.3**	1.4
Interest on revolving term bank credits and term loans	**5.2**	3.4
Interest on convertible unsecured subordinated debentures	**1.9**	4.0
Amortization of convertible debenture issue costs	**0.3**	0.4
Income tax expense of Superior	**6.5**	4.9
	122.3	104.4
Net Earnings	**41.5**	37.0
Deficit, Beginning of Period	**(448.8)**	(382.1)
Net earnings	**41.5**	37.0
Distributions to Unitholders	**(45.9)**	(50.8)
Deficit, End of Period	**(453.2)**	(395.9)
Net earnings per trust unit, basic (Note 6)	**$0.54**	$0.53
Net earnings per trust unit, diluted (Note 6)	**$0.52**	$0.49

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, in millions of dollars)	Three Months Ended March 31 2005	2004 (Restated-Note 2(b))
Operating Activities		
Net earnings	**41.5**	37.0
Items not affecting cash:		
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**19.6**	19.7
Amortization of natural gas customer acquisition costs (Note 2(b))	**0.5**	0.2
Trust unit incentive plan compensation expense (recovery)	**(0.3)**	0.9
Future income tax expense	**5.6**	4.1
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**66.9**	61.9
Natural gas customer acquisition costs capitalized (Note 2(b))	**(1.4)**	(0.6)
Decrease in non-cash operating working capital items	**18.5**	33.1
Cash flows from operating activities	**84.0**	94.4
Investing Activities		
Maintenance capital expenditures, net	**(2.7)**	(1.2)
Other capital expenditures, net	**(3.3)**	(0.9)
Acquisition of Foster Energy (Note 3)	**(14.7)**	–
Cash flows from investing activities	**(20.7)**	(2.1)
Financing Activities		
Revolving term bank credits and term loans	**(47.4)**	(67.6)
Net proceeds from sale of accounts receivable	**30.0**	25.0
Distributions to Unitholders	**(45.9)**	(50.8)
Proceeds from exercise of trust unit warrants	–	1.1
Cash flows from financing activities	**(63.3)**	(92.3)
Change in Cash	–	–
Cash at Beginning and End of Period	–	–

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

Three Months Ended March 31	**2005**	2004 (Note 2(b))
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**66.9**	61.9
Less: Amortization of natural gas customer acquisition costs (Note 2(b))	**(0.5)**	(0.2)
Maintenance capital expenditures, net	**(2.7)**	(1.2)
Distributable Cash Flow	**63.7**	60.5
Distributable cash flow per trust unit, basic (Note 6)	**$ 0.83**	$ 0.86
Distributable cash flow per trust unit, diluted (Note 6)	**$ 0.79**	$ 0.77

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004, except for the change in accounting policy as described below. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as at March 31, 2005 and December 31, 2004 and the consolidated results of its operations for the three month periods ended March 31, 2005 and 2004.

(b) Change in Accounting Policy

Effective January 1, 2005, the Fund retroactively adopted a new accounting policy for Superior Energy Management's natural gas customer acquisition costs. Previously customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. Under the new policy, customer acquisition costs are capitalized and amortized on a straight-line basis over the term of the customer contract. This new policy provides improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract. The cumulative effect of the change in policy on the balance sheet as at December 31, 2004 was to increase intangible assets by $3.1 million, increase the future income tax liability by $1.1 million and increase retained earnings from operations by $2.0 million. For the period ended March 31, 2004, the effect of the new policy on the statement of net earnings was to reduce operating and administrative costs by $0.4 million and increase future income tax expense by $0.1 million, resulting in an increase in net earnings of $0.3 million. Distributable cash flow was increased by $0.4 million for the same period. For the period ended March 31, 2004 basic net earnings per trust unit, increased $0.01 to $0.53 per trust unit, there was no impact on diluted earnings per trust unit. Basic and diluted distributable cash flow per trust unit increased $0.01 to $0.86 and $0.77 per trust unit respectively, for the same period.

(c) Customer Acquisition Costs

Superior Energy Management

Costs incurred to acquire natural gas customer contracts are capitalized and recorded as intangible assets at the time the cost is incurred. The costs are recognized into net earnings as an operating and administrative expense and deducted from distributable cash flow over the term of the underlying contracts.

(d) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Winroc

Revenue is recognized when the products are delivered to the customer. Revenue is stated net of discounts and rebates granted. Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Acquisition of Foster Energy

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.6 million was paid in cash. Foster Energy is now being operated under the trade name Superior Gas Liquids. Deferred consideration of $12.3 million is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments.

Assets acquired were recorded at estimated fair values on the date of acquisition. Superior consolidated the assets and liabilities from the acquisition and included the net earnings as of the closing date. The allocation of the purchase price may be adjusted if additional information regarding the fair values of assets and liabilities becomes available. The fair value of the consideration paid by Superior has been allocated as follows:

Cash, net of $2.3 in cash acquired	14.6
Deferred consideration[1]	10.9
Transaction costs	0.1
	25.6
Goodwill	22.7
Non-compete agreements	1.3
Net working capital	1.6
	25.6

[1] Deferred consideration is an unsecured obligation and has been included in revolving term bank credits and term loans on the Interim Consolidated Balance Sheets.

4. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At March 31, 2005, net proceeds of $130.0 million (December 31, 2004 – $100.0 million) had been received.

5. Convertible Unsecured Subordinated Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1,2008		
Fixed distribution rate	8.0%	8.0%		
Conversion price per trust unit	$ 16.00	$ 20.00		
Debentures outstanding December 31, 2004	13.9	102.6	(0.5)	116.0
Conversion of debentures and amortization of discount	(2.3)	(15.7)	0.1	(17.9)
Debentures outstanding March 31, 2005	11.6	86.9	(0.4)	98.1
Quoted market value March 31, 2005	20.3	130.2		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Trust Units....	Equity
Unitholders' equity, December 31, 2004 (Note 2(b))	**75.9**	**671.9**
Conversion of Debentures - (Series 1 - $2.3 million converted @ $16 per trust unit and Series 2 - $15.7 million converted @ $20 per trust unit)	0.9	18.2
Trust unit incentive plan compensation expense	–	(0.3)
Currency translation adjustment	–	0.3
Net earnings	–	41.5
Distributions to unitholders	–	(45.9)
Unitholders' equity, March 31, 2005	**76.8**	**685.7**

Unitholders' equity and deficit at March 31, 2005 and December 31, 2004 consists of the following components:

	2005	2004
Unitholders' equity		
Trust unit equity	**1,132.8**	1,114.5
Conversion feature on warrants and convertible debentures	**1.5**	1.6
Contributed surplus	**5.6**	5.9
	1,139.9	1,122.0
Deficit		(Note 2(b))
Retained earnings from operations	**303.8**	262.3
Accumulated distributions on trust unit equity	**(757.0)**	(711.1)
	(453.2)	(448.8)

The Fund's deficit is comprised of net earnings (loss), less distributions paid to unitholders and prior period adjustments.

At March 31, 2005, the Fund had 3.1 million trust unit warrants outstanding (December 31, 2004 – 3.1 million), exerciseable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 76.5 million trust units for the quarter (70.4 million for the comparative period in 2004). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 83.2 million trust units (82.7 million for the comparative period in 2004) and reflects the assumed conversion of all outstanding Series 1 (0.8 million trust units) and Series 2 (4.6 million trust units) Debentures, and the incremental dilutive effect resulting from the exercise of all trust unit options (0.2 million incremental trust units) and trust unit warrants (1.1 million incremental trust units).

7. Commitments

(i) Superior has entered into long-term forward contracts to buy US dollars in order to hedge US dollar in-flows of ERCO Worldwide and US dollar out-flows of SEM as follows:

	Net US $ Purchases	Conversion Rate
2005	$26.7	1.33
2006	$ (5.2)	1.29
2007	$18.3	1.25
2008	$41.9	1.26
2009	$45.9	1.27
2010 and thereafter	$ 3.1	1.19

As of March 31, 2005, the net mark-to-market loss on long-term foreign currency forward contracts was $3.6 million.

(ii) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to March 31, 2005 were $4.0 million (December 31, 2004 - $1.4 million).

8. Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under SEM. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended March 31, 2005	Superior Propane	ERCO Worldwide	Winroc	SEM	Corporate	Total Consolidated
Revenues	$ 256.1	$ 96.3	$ 96.4	$ 64.1	$ (0.8)	$ 512.1
Cost of products sold	163.5	50.2	74.7	60.7	(0.8)	348.3
Gross Profit	92.6	46.1	21.7	3.4	–	163.8
Expenses						
Operating and administrative	47.6	22.7	15.6	1.8	1.4	89.1
Amortization of property, plant and equipment	5.2	12.2	0.6	–	–	18.0
Amortization of intangible assets	–	1.3	–	–	–	1.3
Interest on revolving term bank credits and term loans	–	–	–	–	5.2	5.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	1.9	1.9
Amortization of convertible debenture issue costs	–	–	–	–	0.3	0.3
Income tax expense (recovery) of Superior	15.1	3.6	1.9	0.8	(14.9)	6.5
	67.9	39.8	18.1	2.6	(6.1)	122.3
Net earnings	24.7	6.3	3.6	0.8	6.1	41.5
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.2	13.5	0.6	–	0.3	19.6
Future income tax expense (recovery)	14.8	3.1	1.5	0.8	(14.6)	5.6
Trust unit incentive plan expense (recovery)	–	–		–	(0.3)	(0.3)
Less: Maintenance capital expenditures, net	(0.5)	(0.9)	(1.3)	–	–	(2.7)
Distributable cash flow	$ 44.2	$ 22.0	$ 4.4	$ 1.6	$ (8.5)	$ 63.7

For the three months ended March 31, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	SEM[2]	Corporate	Total Consolidated
Revenues	$ 228.5	$ 97.3	$ –	$ 50.0	$ (0.2)	$ 375.6
Cost of products sold	137.4	50.7	–	46.3	(0.2)	234.2
Gross Profit	91.1	46.6	–	3.7	–	141.4
Expenses						
Operating and administrative	45.9	23.7	–	1.3	1.5	72.4
Amortization of property, plant and equipment	5.5	12.4	–	–	–	17.9
Amortization of intangible assets	–	1.4	–	–	–	1.4
Interest on revolving term bank credits and term loans	–	–	–	–	3.4	3.4
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.0	4.0
Amortization of convertible debenture issue costs	–	–	–	–	0.4	0.4
Income tax expense (recovery) of Superior	14.7	3.5	–	0.9	(14.2)	4.9
	66.1	41.0	–	2.2	(4.9)	104.4
Net earnings	25.0	5.6	–	1.5	4.9	37.0
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.5	13.8	–	–	0.4	19.7
Future income tax expense (recovery)	14.4	3.0	–	0.9	(14.2)	4.1
Trust unit incentive plan expense (recovery)	–	–	–	–	0.9	0.9
Less: Maintenance capital expenditures, net	(0.6)	(0.6)	–	–	–	(1.2)
Distributable cash flow	$ 44.3	$ 21.8	$ –	$ 2.4	$ (8.0)	$ 60.5

(1) Winroc was acquired June 11, 2004
(2) See Note 2(b)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO Worldwide	Winroc[1]	SEM[2]	Corporate	Total Consolidated
As at March 31, 2005						
Net working capital	21.5	(11.4)	45.4	1.3	(1.9)	54.9
Total assets	588.2	746.7	156.4	31.2	11.9	1,534.4
As at December 31, 2004						
Net working capital	61.3	(8.1)	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	152.9	28.6	12.4	1,552.1
For the three months ended March 31, 2005						
Acquisitions	14.7	–	–	–	–	14.7
Other capital expenditures, net	–	3.3	–	–	–	3.3
For the three months ended March 31, 2004						
Acquisitions	–	–	–	–	–	–
Other capital expenditures, net	–	0.9	–	–	–	0.9

[1] Winroc was acquired June 11, 2004
[2] See Note 2(b)

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended March 31, 2005	431.1	77.6	3.4	512.1
Property, plant and equipment as at March 31, 2005	652.2	77.4	–	729.6
Total assets as at March 31, 2005	1,266.4	268.0	–	1,534.4
Revenues for the three months ended March 31, 2004	323.5	41.2	10.9	375.6
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004 (Note 2(b))	1,282.0	270.1	–	1,552.1

9. Subsequent Events

On April 11, 2005, Winroc acquired the business of Leon's Insulation Inc. and associated entities, a distributor of drywall, insulation and associated products in the Greater Toronto Area, for consideration of approximately $48.5 million.

On April 12, 2005, ERCO Worldwide announced that it had entered into an agreement to acquire a chloralkali business in Port Edwards, Wisconsin from an affiliate of Occidental Chemical Corporation, for approximately US $29.5 million. The acquisition is subject to certain closing conditions, including United States Federal Trade Commission approval, which is expected to be received by June 30, 2005.

10. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005

Superior Plus Income Fund
Management's Discussion and Analysis of 2005 First Quarter Results

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before natural gas customer acquisition costs and changes in working capital, less the amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. See Note 1 to the Interim Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2004.

First Quarter Results

First quarter distributable cash flow reached $63.7 million, an increase of $3.2 million (5%) over the prior year period. Contributions from the acquisition of Winroc in June 2004, were partially offset by lower natural gas sales margins at Superior Energy Management and increased corporate costs.
Distributable cash flow per trust unit was $0.83 for the quarter, down $0.03 per trust unit from the prior year period as the increase in distributable cash flow was more than offset by a 9% increase in the average number of trust units outstanding. The conversion of convertible debentures into trust units has contributed to the increase in trust units outstanding and continues to strengthen the Fund's balance sheet.

Net earnings for the first quarter were $41.5 million, an increase of $4.5 million (12%) over the prior year period, due to the same reasons that contributed to the increase in distributable cash flow.

Superior Propane

Superior Propane generated operating distributable cash flow of $44.2 million, comparable to the prior year period, as improved propane sales margins and contributions from the Superior Gas Liquids ("SGL") wholesale marketing business (previously Foster Energy) acquired on February 2, 2005, were offset by lower propane sales volumes and higher fuel delivery costs. Condensed operating results for the three months ended March 31, 2005 and 2004 are provided in the following table:

	Three Months Ended March 31			
(millions of dollars except per litre amounts)	**2005**		2004	
Gross Profit		¢/litre		¢/litre
Propane sales	80.1	16.5	81.1	15.8
Other services	12.5	2.6	10.0	1.9
Total Gross Profit	92.6	19.1	91.1	17.7
Less: Cash operating, admin & cash tax costs	(47.9)	(9.9)	(46.2)	(9.0)
Cash generated from operations before changes in working capital	44.7	9.2	44.9	8.7
Maintenance capital expenditures, net	(0.5)	(0.1)	(0.6)	(0.1)
Operating Distributable Cash Flow	44.2	9.1	44.3	8.6
Propane retail volumes sold *(millions of litres)*	485		514	

Propane sales gross profit was $80.1 million, down $1.0 million from the prior year period, as the impact of a 6% decline (29 million litres) in sales volumes was partially offset by a 4% improvement in sales margins. Heating sales volumes declined by 5% (12 million litres) and were generally impacted by customer conservation in response to a 12% increase in average wholesale propane costs over the prior year period. Heating degree days experienced across Canada during the first quarter were comparable to the prior year period and were 1% warmer than the last five year average. Industrial sales volumes declined by 4% (9 million litres) due to the loss of a few large volume, low margin customers during 2004. Auto propane sales volumes declined by 18% (8 million litres) consistent with decline trends of the auto propane market. Propane sales margins averaged 16.5 cents per litre, reflecting improved margin performance for all end use applications over the prior year period. Other sales gross profit reached $12.5 million in the first quarter, an increase of $2.5 million over the prior year period due to higher premiums realized from fixed price sales programs and $0.9 million generated from SGL.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2005		2004			**2005**		2004	
End Use Applications:	**Volume**[1]	**Gross Profit**[2]	**Volume**[1]	**Gross Profit**[2]	**Regions:**	**Volume**[1]	**Gross Profit**[2]	**Volume**[1]	**Gross Profit**[2]
Residential	77	24.7	80	24.8	Atlantic	38	10.4	38	10.3
Commercial	124	23.8	131	24.4	Quebec	82	15.2	91	15.1
Agricultural	33	3.5	35	3.5	Ontario	118	27.6	123	27.0
Industrial	214	23.4	223	23.4	Sask/Man	81	9.6	79	8.9
Automotive	37	4.7	45	5.0	AB/NWT/YK	103	17.8	117	18.6
Other Services	–	12.5	–	10.0	BC	63	12.0	66	11.2
	485	92.6	514	91.1		485	92.6	514	91.1
Average Margin[3]	16.5		15.8			16.5		15.8	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $47.9 million increased by 4% ($1.7 million) over the prior year period due to higher fuel delivery and equipment maintenance expenses. Maintenance capital expenses of $0.5 million were comparable to the prior year period.

SGL, a North American natural gas liquids wholesale marketing business, was acquired on February 2, 2005, for consideration of $25.6 million. This acquisition enhances Superior Propane's profitability, strengthens it supply and logistics capabilities, and increases its exposure to the retail propane market in the United States. The acquisition cost is considered to be growth capital in nature and has been included in "other capital expenditures" on the Interim Consolidated Statement of Cash Flows and is excluded from the calculation of distributable cash flow.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $22.0 million, comparable to the prior year period, as the impact of higher sodium chlorate sales volumes and prices was offset by increased electrical costs. Condensed operating results for the three months ended March 31, 2005 and 2004 are provided below:

	Three Months Ended March 31			
(millions of dollars except per metric tonne amounts)	**2005**		2004	
Revenue		$ per MT		$ per MT
Chemicals	90.4	551	87.3	563
Technology	5.9	36	10.0	64
Cost of Sales				
Chemicals	(47.4)	(289)	(44.0)	(283)
Technology	(2.8)	(17)	(6.7)	(43)
Gross Profit	46.1	281	46.6	301
Less: Cash operating, admin. & cash tax costs	(23.2)	(141)	(24.2)	(156)
Cash generated from operations before changes in working capital	22.9	140	22.4	145
Maintenance capital expenditures	(0.9)	(6)	(0.6)	(4)
Operating Distributable Cash Flow	22.0	134	21.8	141
Chemical volumes sold (thousands of metric tonnes)	164		155	

Chemical sales gross profit of $43.0 million was comparable to the prior year period. Average chemical revenue per tonne declined by 2% to $551 per tonne as a result of exiting the calcium hypochlorite business in the third quarter of 2004 in favour of production and sale of lower priced chloralkali products. Chemical cost of sales increased by 2% to $289 per tonne as the impact of increased electricity rates was partially offset by the cessation of calcium hypochlorite production. Technology gross profit of $3.1 million was comparable to the prior year period.

Cash operating, administrative and tax costs were $23.2 million in the first quarter, down 4% ($1.0 million) from the prior year period due mainly to lower overhead costs associated with exiting the calcium hypochlorite business. Maintenance capital expenditures of $0.9 million were comparable to the prior year period.

Growth capital expenditures on the five year cell replacement program were $1.0 million during the first quarter ($13.2 million cumulatively). The project is approximately 50% complete and is anticipated to be completed over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency and have enabled ERCO Worldwide to qualify for a $5 million grant under BC Hydro's "Power Smart" program which will partially fund planned expenditures at its North Vancouver plant. Procurement and site permitting work continued at the $65 million sodium chlorate plant being constructed in Chile. The plant is

scheduled to start up in mid-2006 to provide CMPC Celulosa S.A. with a long term sodium chlorate supply to its three pulp mills. Expenditures of $2.3 million were incurred during the quarter ($4.0 million cumulatively). Remaining construction costs are anticipated to be funded from existing term bank credit facilities.

On April 12, 2005, ERCO Worldwide announced that it had entered into an agreement with an affiliate of Occidental Chemical Corporation, to acquire its chloralkali business located at Port Edwards, Wisconsin at a cost of US$29.5 million on a debt free basis, subject to certain adjustments. The transaction is subject to certain closing conditions, including United States Federal Trade Commission approval, which is expected to be received by the end of the second quarter. The Port Edwards facility is the second largest producer of potassium products in North America and has a strong competitive position and track record of stable cash flow. The acquisition is expected to provide ERCO Worldwide with the opportunity to profitably leverage its chloralkali production and sales capability and diversify its product line into potassium products which are used in making agricultural chemicals, soaps, detergents, de-icing chemicals, and as an electrolyte in alkaline batteries.

Winroc

Winroc generated operating distributable cash flow of $4.4 million in the first quarter. Condensed operating results for the three months ended March 31, 2005 are provided below. For comparison purposes only, the 2004 prior year period results are also provided below and are not included in the Interim Consolidated Financial Statements, as the business was acquired on June 11, 2004.

	Three Months Ended	
(millions of dollars)	**2005**	2004
Distribution sales gross profit	20.9	17.9
Direct sales gross profit	0.8	0.8
Gross Profit	21.7	18.7
Less: Cash operating, administration & cash tax costs	(16.0)	(12.7)
Cash generated from operations before changes in working capital	5.7	6.0
Capital expenditures, net	(1.3)	(2.1)
Operating distributable cash flow	4.4	3.9

Operating distributable cash flow increased by 13% ($0.5 million) over the prior year period. Gross profit reached $21.7 million in the first quarter, an increase of 16% ($3.0 million) over the prior year period. Gross profit in the prior year period included a positive adjustment of $2.5 million related to 2003 purchase rebates. Higher sales volumes contributed to improved gross profit performance as drywall sales, which are an indicator of overall sales volumes, increased by 6%. Increased sales volumes were driven by the year over year increase in the number of distribution branches from 29 to 32 and the relocation of two branches to larger locations. Robust new home construction activity in the United States also contributed to the growth in sales. Improved sales margins contributed the remainder of the increase in gross profit. Cash operating, administration and tax costs were $16.0 million in the quarter, an increase of 26% ($3.3 million) over the prior year period, due to increased overhead costs associated with the growth in Winroc's distribution network, higher variable delivery costs associated with the growth in sales volumes, and increased fuel costs. Maintenance capital expenditures were $1.3 million in the first quarter and were consistent with anticipated ongoing expenditure requirements. Expenditures in the prior year period of $2.1 million were increased to support pending distribution sales volume growth.

On April 11, 2005, Winroc announced the acquisition of Leon's Insulation Inc. and associated entities ("Leon's"), for $48.5 million on a debt free basis, subject to certain adjustments. Leon's was founded in 1956 and is Ontario's largest distributor of drywall, insulation and associated products. Its two distribution locations servicing the Greater Toronto Area, combined with the three Interior Building Supplies ("IBS") distribution locations in South Western Ontario acquired in December 2004, provide Winroc with a strong market presence in Ontario, which is the largest regional market in Canada.

Superior Energy Management ("SEM")

Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of the customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied. Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the three month periods ended March 31, 2005 and 2004 by $0.9 million and $0.4 million respectively as detailed below (See Note 2(b) to the Interim Consolidated Financial Statements):

	Three Months Ended March 31	
	2005	2004
Operating distributable cash flow, previous accounting policy	$ 0.7	$ 2.0
Capitalized customer acquisition costs	1.4	0.6
Amortization of capitalized costs	(0.5)	(0.2)
Operating distributable cash flow, new accounting policy	$ 1.6	$ 2.4

After giving retroactive effect to the change in accounting for customer acquisition costs, SEM's condensed operating results for the three months ended March 31, 2005 and 2004 are provided below:

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	**2005**		2004	
		¢ per GJ		¢ per GJ
Gross profit	3.4	38.6	3.7	56.6
Operating, & admin. costs (including amortization of customer acquisition costs)	(1.8)	(20.7)	(1.3)	(20.0)
Operating Distributable Cash Flow	1.6	17.9	2.4	36.6
Gigajoules of natural gas sold (millions)	8.7		6.5	

SEM generated operating distributable cash flow of $1.6 million in the first quarter, a decrease of $0.8 million from the prior year period. Sales margins in the first quarter averaged 38.6 cents per GJ, down 32% from the prior year period as high natural gas prices experienced since the fall of 2004, have compressed large volume, commercial/industrial fixed price margins and encouraged consumers in this segment to purchase their gas requirements on a floating rate basis. Residential and small commercial customer growth continued in the first quarter and contributed to the 34% year over year growth in sales volumes at attractive margins. Operating and administration costs increased by $0.5 million over the prior year period due to increased amortization of customer contract acquisition costs and higher overhead costs associated with increased sales activity levels. The majority of fixed prices sales contracts entered into during the quarter were for a five

year term. The average remaining term of SEM's sales contracts at March 31, 2005 was 32 months.

Corporate

Corporate costs were $1.4 million in the first quarter, an increase of $0.8 million from the prior year period. Costs in the prior year period were reduced by various expense adjustments. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to the prior year period, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense on revolving term bank credits and term loans was $5.2 million, an increase of $1.8 million over the prior year period due to increased borrowing levels used to finance growth capital expenditures. Interest on the Series 1 and Series 2, 8% Debentures totaled $1.9 million, down $2.1 million from the prior year period, due to the conversion of $111.7 million of Debentures into 5.7 million trust units since March 31, 2004.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $18.5 million from December 31, 2004 levels, as Superior Propane seasonally added $30.0 million of accounts receivable to its off-balance sheet trade accounts receivable sales program and physical propane inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $130.0 million at March 31, 2005 (March 31, 2004 - $125.0 million), compared to $100.0 million at December 31, 2004. As at March 31, 2005, Superior had undrawn revolving term bank lines of $150.8 million available to finance Winroc's $48.5 million acquisition of Leon's and ERCO Worldwide's US$29.5 million acquisition of the Port Edwards chloralkali facility that were announced subsequent to March 31, 2005. Superior plans to arrange during 2005, more permanent financing of its recent growth capital expenditures.

Superior's revolving term bank credits and term loans were $413.0 million at March 31, 2005, down $33.2 million from December 31, 2004 of which $30.0 million was financed from the increase in Superior's off-balance sheet accounts receivable sales program. The remaining decrease of $3.2 million was funded from cash flows from operations after payment of distributions to unitholders and financing growth capital expenditures.

Convertible Debentures of the Fund outstanding at March 31, 2005 were $98.1 million, down $18.0 million from December 31, 2004, due to the conversion of Series 1 and Series 2 Debentures into 0.9 million trust units during the first quarter.

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at March 31, 2005 was 2.2 times earnings before interest, taxes and amortization for the last 12 month period (including acquisitions on a proforma basis), calculated in accordance with its debt covenants (2.2 times at December 31, 2004). Including the Fund's Convertible Debentures, Superior's total leverage ratios improved from 2.7 times at December 31, 2004 to 2.6 times at March 31, 2005.

Unitholders' Capital

The weighted average number of trust units outstanding during the first quarter was 76.5 million trust units, an increase of 9% (6.1 million trust units) over the prior year period due to the Debenture conversions described previously and the issue of 0.4 million trust units resulting from the exercise of trust unit warrants during 2004.

As at March 31, 2005 and December 31, 2004, the following trust units, and securities convertible into trust units, were outstanding:

	March 31, 2005		December 31, 2004	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$ 11.6**	**0.7**	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$ 86.9**	**4.4**	$102.6	5.1
Warrants (exercisable @ $20 per trust unit)	**3.1**	**3.1**	3.1	3.1
Trust units outstanding		**76.8**		75.9
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**85.0**		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $62.0 million source of future equity capital. In addition, as at March 31, 2005, there were 918,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $21.01 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current market price of the trust units.

Foreign Currency Hedging

SEM contracts a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar denominated debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar denominated debt acts as a balance sheet hedge against its US dollar denominated net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at March 31, 2005, SEM had hedged approximately 100% of its US dollar natural gas purchase obligations and ERCO Worldwide had hedged 86%, 86%, 38%, and 11% of its estimated US dollar revenue stream for 2005, 2006, 2007 and 2008 respectively, as shown in the table below. (See Note 7(i) to the Interim Consolidated Financial Statements).

(US$ millions)	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**Total**
SEM – US $ forward purchases	98.4	97.9	63.3	54.5	45.9	3.1	363.4
ERCO – US $ forward sales	(71.7)	(103.1)	(45.0)	(12.6)	–	–	(232.4)
Net US $ forward purchases/(sales)	26.7	(5.2)	18.3	41.9	45.9	3.1	130.7
SEM – Average US $ forward purchase rate	1.30	1.30	1.26	1.27	1.27	1.19	1.28
ERCO – Average US $ forward sales rate	1.37	1.29	1.25	1.23	–	–	1.30
Net average external US$/Cdn$ exchange rate	1.33	1.29	1.25	1.26	1.27	1.19	1.29

Quarterly Financial and Operating Information[1]

(millions of dollars except per trust unit amounts)	2005 Quarter	2004 Quarters				2003 Quarters		
	First	Fourth	Third	Second	First	Fourth	Third	Second[3]
Propane sales volumes (millions of litres)	485	438	290	302	514	467	298	318
Chemical sales volumes (thousands of metric tonnes)	164	170	163	161	155	165	138	132
Natural gas sales volumes (millions of GJs)	9	7	7	7	7	6	6	5
Gross profit	163.8	155.2	130.2	116.0	141.4	137.5	95.0	100.0
Net earnings (loss)	41.5	33.5	20.8	21.1	37.0	27.1	11.6	(88.0)
Per basic trust unit	$0.54	$0.45	$0.28	$0.29	$0.53	$0.39	$0.18	$(1.59)
Per diluted trust unit	$0.52	$0.44	$0.28	$0.29	$0.49	$0.40	$0.18	$(1.59)
Distributable cash flow	63.7	55.8	36.7	31.4	60.5	49.6	17.9	21.4
Per basic trust unit	$0.83	$0.73	$0.50	$0.44	$0.86	$0.72	$0.27	$0.39
Per diluted trust unit	$0.79	$0.69	$0.48	$0.42	$0.77	$0.68	$0.27	$0.38
Net working capital [2]	54.9	97.9	62.9	36.2	(3.8)	36.9	32.5	26.4

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs (See Note 2(b) to the Interim Consolidated Financial Statements).

(2) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(3) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management.


Superior Plus


RECEIVED
MAY 23 2005
209

W. Mark Schweitzer
Executive Vice-President
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

May 11, 2005

To: The Securities Commissions
or similar Regulatory Authorities
in each Province and Territory of Canada

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 11, 2005

"W. Mark Schweitzer"
Executive Vice-President
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

May 11, 2005

To: The Securities Commissions
or similar Regulatory Authorities
in each Province and Territory of Canada

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 11, 2005

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus Income Fund

**Annual Meeting of Holders of
Trust Units
of Superior Plus Income Fund (the "Fund")
May 11, 2005**

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual unitholders' meeting of the Fund:

	Outcome of Vote
1. The election of nine (9) directors of Superior Plus Inc. Grant D. Billing Robert J. Engbloom Q.C. Peter A.W. Green Allan G. Lennox James S.A. MacDonald Geoffrey N. Mackey David P. Smith Norman R. Gish C. Peter Valentine	**Carried**
2. The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Fund	**Carried**